P,E, 7-24-02

1-14744

02050015

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...24 July....2002

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F.............

PROCESSED
AUG 08 2002
THOMSON FINANCIAL P

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEC MAIL PROCESSING RECEIVED AUG 01 2002 WASH, D.C. 155 SECTION

UNITED UTILITIES PLC
(Registrant)

Date: 24 July 2002

BY.........................
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES CONTRACT SOLUTIONS PRESENTATION

24 JULY 2002

Today, United Utilities gave a presentation updating analysts and investors on the current activities and strategy of United Utilities Contract Solutions, the group's asset management services business.

Gordon Waters, Managing Director of United Utilities Contract Solutions, said:

> "Our strategy, of using the core asset management skills from our licensed businesses in growth markets, has served the business well. Last year, we nearly doubled turnover and increased operating profit by around a half.
>
> "Increasingly, our focus is on the UK and Central and Eastern Europe, where we believe that there are better opportunities becoming available."
>
> "Contracts won with Welsh Water and British Gas Trading now make us the largest provider of multi-utility metering services in the UK. We are well placed to capitalise on further opportunities in the market as electricity and gas supply companies unbundle their meter services."

In summing up, John Roberts, Chief Executive of United Utilities, said:

> "The business targets returns from both its asset ownership and asset management activities. Significant further opportunities for growing these income streams will come from the reshaping of the UK utility market, further letting of concessions in Central and Eastern Europe, the unbundling of the meter services market and continued growth in renewable energy."

The presentation, together with further information on United Utilities, can be found later in the day on our web site at: http://www.unitedutilities.com.

For further information:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Simon Bielecki, Investor Relations Manager	01925 237033
Alan Price, Head of Corporate and Financial Communications	020 7307 0300